EXHIBIT 99.1

Titan Mining Delivers Record Zinc Production in 2025 and Provides Guidance for 2026

8% YoY production growth and 28% sequential increase in Q4 2025 output underscore strong operational momentum

GOUVERNEUR, N.Y., Feb. 10, 2026 (GLOBE NEWSWIRE) -- Titan Mining Corporation (NYSE-A:TII, TSX:TI), (“Titan” or the “Company”) an existing zinc concentrate producer in upstate New York and an emerging natural flake graphite producer (a key component of the broader rare earths and critical minerals ecosystem), is pleased to provide production results for the year ended December 31, 2025, and production, cost and capital expenditure guidance for 2026.

The Company achieved record production in 2025 and met full year production guidance at its wholly owned Empire State Mines (“ESM”).

Highlights:

  Delivered record zinc production of 64.2 million payable pounds in 2025, up 8% from 2024
  Achieved full-year production guidance, with Q4 output of 18.7 million pounds, up 28% sequentially
  2026 production guidance of 62–66 million payable pounds, reflecting a mine plan focused on development, access to higher-quality ore and long-term value optimization
  First production of graphite concentrate from the Kilbourne facility has commenced with ongoing optimization and qualification runs
  Germanium identified in zinc process streams is being analyzed for optimal recovery techniques, with ongoing exploration of partnership options with technology partners

“2025 was a strong operational year for Titan, marked by record zinc production and disciplined execution against our mine plan. Our 2026 plan reflects a deliberate focus on development and access to high quality ore bodies to support value optimization. With the advancement of the N2D zone and start of graphite production at Kilbourne, Titan enters 2026 well positioned to create long term sustainable value,” said Rita Adiani, President and Chief Executive Officer of Titan Mining.

TABLE 1 Operating Highlights
				2025
		FY	Q4	Q3	Q2	Q1
Payable zinc produced	mlbs	64.26	18.74	14.64	15.51	15.37
Payable zinc sold	mlbs	64.20	18.78	13.81	16.04	15.57

Note: The sum of the quarters in the table above may not equal the full-year amounts disclosed elsewhere due to rounding.

2025 cost results will be disclosed in conjunction with the Company’s annual financial results, expected to be released in March.

Operations Review

Mining in Q4 2025 focused on the Lower Mahler, New Fold, and Mud Pond Apron zones. Extraction of high-grade pillars in Lower Mahler and a high-grade stope in New Fold supported improved mill feed grades in the second half of the year, contributing to the achievement of full-year production guidance of over 64 million payable pounds of zinc.

Mining in the N2D zone was temporarily suspended in July 2025 as part of planned sequencing, allowing the operation to prioritize higher-grade areas. Reactivation of N2D is planned in 2026 and will provide additional operational flexibility.

New mobile equipment strengthened underground development and production capacity, driving stronger performance in Q4. The 2026 capital plan includes further equipment additions to enhance development and operational reliability.

Graphite Update

In 2025, Titan advanced its Kilbourne natural flake graphite project at Empire State Mines. The Company commenced commissioning of the graphite demonstration facility in the fourth quarter and produced its first concentrate in January 2026.

The facility represents the first U.S. natural flake graphite processing plant in over 70 years and serves as a platform for customer qualification, product testing, and offtake discussions. Current operating capacity is approximately 1,200 tonnes per year, with potential to ramp up to 2,500 tonnes per year of design capacity on a two-shift basis. The plant enables metallurgical optimization and technical de-risking at operating scale, supporting customer product validation. This capability is a key step toward rebuilding a secure, domestic critical minerals supply chain.

Guidance for 2026

Production guidance for 2026 is estimated to be between 73 - 78 million zinc recoverable pounds or 62 - 66 million zinc payable pounds. C1 Cash Cost for 2026 is estimated between $0.93 and $1.01 per payable pound, and AISC for 2026 is estimated between $1.07 and $1.17 per payable pound.

TABLE 2 Production and Cost Guidance for 2026 (Zinc)

Recoverable Production Zinc	73 - 78 million lbs
Payable Production Zinc	62 – 66 million lbs
C1 Cash Cost/payable lb(1)	$0.93 - $1.01 per lb
AISC/payable lb(1)	$1.07 - $1.17 per lb
Sustaining Capital	$8.5-$8.9 million
Exploration Capital	$3.5 -$3.9 million

(1) C1 Cash Cost and All-In Sustaining Cost (“AISC”) are non-GAAP measures. Accordingly, these financial measures are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other issuers. These financial measures have been calculated on a basis consistent with historical periods. Information explaining these non-GAAP measures is set out in the Company’s most recent MD&A under the section titled, “Non-GAAP Financial Measures” which disclosure is incorporated by reference herein. The Company’s most recent MD&A can be found on SEDAR+ at www.sedarplus.com.

Scientific and Technical Information

The scientific and technical information contained in this news release related to the Company’s zinc operations has been reviewed and approved by Donald R. Taylor, MSc., PG, Vice Chair of the Board of Directors of the Company. Mr. Taylor is a Qualified Person for the purposes of NI 43-101 and has more than 25 years of mineral exploration and mining experience. He is a Registered Professional Geologist through the SME (Registered Member #4029597).

The scientific and technical information contained in this news release related to the Company’s germanium and graphite development has been reviewed and approved by Oliver Peters, MSc., P.Eng., who is a Qualified Person as defined by NI 43-101. Mr. Peters is independent of the Company.

Refer to the Company’s technical report titled “Empire State Mines 2025 NI 43-101 Technical Report, Gouverneur, New York, USA” for additional information.

About Titan Mining Corporation

Titan is an Augusta Group company which produces zinc concentrate at its 100%-owned Empire State Mine located in New York state. Titan is also a natural flake graphite producer and the USA’s first end-to-end producer of natural flake graphite in 70 years. Titan’s goal is to deliver shareholder value through operational excellence, development and exploration. We have a strong commitment towards developing critical minerals assets which enhance the security of the domestic supply chain. For more information on the Company, please visit our website at www.titanminingcorp.com

Media & Investor Contact

Irina Kuznetsova
Director, Investor Relations
Phone: (778) 870-7735
Email: info@titanminingcorp.com

Cautionary Note Regarding Forward-Looking Information

Certain statements and information contained in this new release constitute “forward-looking statements”, and “forward-looking information” within the meaning of applicable securities laws (collectively, “forward-looking statements”). These statements appear in a number of places in this news release and include statements regarding our intent, or the beliefs or current expectations of our officers and directors, including production, cost and capital expenditure guidance for 2026; that 2025 cost results will be disclosed in conjunction with the Company’s annual financial results, expected to be released in March; that the plant enables metallurgical optimization and technical de-risking at operating scale, supporting customer product validation; and that this capability is a key step toward rebuilding a secure, domestic critical minerals supply chain. When used in this news release words such as “to be”, “believe”, “targeted”, “could”, “will”, “planned”, “expected”, “potential”, and similar expressions are intended to identify these forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements and/or information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to vary materially from those anticipated in such forward-looking statements, including risks relating to cost increases for capital and operating costs; risks of shortages and fluctuating costs of equipment or supplies; risks relating to fluctuations in the price of zinc and graphite; the inherently hazardous nature of mining-related activities; potential effects on our operations of environmental regulations in New York State; risks due to legal proceedings; and risks related to operation of mining projects generally and the risks, uncertainties and other factors identified in the Company's periodic filings with Canadian securities regulators and the United States Securities and Exchange Commission. Such forward-looking statements are based on various assumptions, including assumptions made with regard to our forecasts and expected cash flows; our projected capital and operating costs; our expectations regarding mining and metallurgical recoveries; mine life and production rates; that laws or regulations impacting mining activities will remain consistent; our approved business plans; our mineral resource estimates and results of the preliminary economic assessment; our experience with regulators; political and social support of the mining industry in New York State; our experience and knowledge of the New York State mining industry and our expectations of economic conditions and the price of zinc and graphite; demand for graphite; exploration results; the ability to secure adequate financing (as needed); the Company maintaining its current strategy and objectives; and the Company’s ability to achieve its growth objectives. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Except as required by applicable law, we assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If we update any one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. You should not place undue importance on forward-looking statements and should not rely upon these statements as of any other date. All forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.